Western Asset Institutional Money Market Fund
Western Asset Institutional Government Money Market Fund
Western Asset Institutional Municipal Money Market Fund

Item 77E

On July 24, 2007, NYSE Regulation, Inc. ("NYSE Regulation") and the
New Jersey Bureau of Securities ("NJBS") announced they had censured and fined Citigroup GlobalMarkets Inc. ("CGM") for failing to supervise trading of mutual fund shares and variable annuity mutual fund sub-accounts, failing to prevent deceptive market timing by certain brokers on behalf of hedge-fund customers, and failing to maintain adequate books and records during the period from January 2000 to September 2003. Under the settlement with NYSE Regulation and NJBS, CGM agreed to pay a total of $50 million in disgorgement and penalties and neither admitted nor denied guilt. CGM is a distributor of the Fund. The Fund's manager believes that this settlement will not have any effect on the financial position or results of operations of the Fund. The manager has been informed by CGM that the settlement will not affect the ability of CGM to continue to render services to the Fund under its contract.